FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of redemption dated October 14, 2026

Item 1

October 14, 2026

Banco Santander, S.A. (the “Issuer”)

Series 10 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (CUSIP: 05971KAH2; ISIN: US05971KAH23) (the “Notes”)

Pursuant to Section 12.04 of the Contingent Convertible Capital Securities Indenture, dated as of May 12, 2021 (the “Base Indenture”), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented and amended by the First Supplemental Indenture, dated as of May 12, 2021, among the Issuer, the Trustee, as trustee, paying and conversion agent, calculation agent and principal paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as contingent convertible capital securities registrar (the “First Supplemental Indenture” and the Base Indenture as supplemented and amended by the First Supplemental Indenture, the “Indenture”), we hereby notify you, as registered Holder of the Notes, of the Issuer’s election, pursuant to Section 12.11 of the Indenture and the terms of the Notes, to redeem the above-referenced Notes in their entirety (the “Redemption”). The details of the Redemption are as follows:

1.	This notice is hereby given on October 14, 2026.

2.	The Series 10 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities will be redeemed in its entirety on November 12, 2026 (the “Optional Redemption Date”).

3.	The redemption price per Note will be equal to the Liquidation Preference (i.e., $200,000 per Note) together with accrued but unpaid Distributions for the then current Distribution Period to (but excluding) the Optional Redemption Date; provided, however, that a Distribution which is payable on a Distribution Payment Date which is the Optional Redemption Date, shall be payable to the holders of such Notes registered as such at the close of business on the relevant Regular Record Date according to the terms of the Indenture and the Notes (the “Redemption Price”).

4.	Distributions on the Notes shall cease to accrue on and after the Optional Redemption Date.

5.	The aggregate Liquidation Preference of the Notes to be redeemed is $298,400,000, representing all Notes outstanding.

6.	On the Optional Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed. The Issuer will deliver to the Trustee, on or prior to the Optional Redemption Date, cash in an aggregate amount equal to the Redemption Price for all Notes to be redeemed, which is $298,400,000. The Notes will be redeemed subject to the Notes being presented and surrendered for payment.

7.	Pursuant to the Indenture, payment of the redemption price for the Notes will be made upon presentation and surrender of the Notes to The Bank of New York Mellon, London Branch, as principal paying agent for the Notes. Notes should be surrendered for redemption in accordance with The Depository Trust Company’s (DTC) procedures therefor.

8.	The CUSIP of the Notes is 05971KAH2, and the ISIN of the Notes is US05971KAH23. No representation is made as to the correctness of the CUSIP or ISIN as printed on the Notes or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Notes.

9.	Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Indenture or the Notes, as the case may be.

Under current U.S. federal income tax law, in the case of a United States person (as determined for U.S. federal income tax purposes), backup withholding may apply to amounts payable at the Redemption, unless (i) the paying agent or applicable payor has received a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 that establishes an exemption from backup withholding, (ii) the United States person is an exempt recipient (and establishes its exempt status if required by the paying agent or applicable payor) or (iii) the United States person otherwise establishes an exemption. An investor that is a beneficial owner of Notes and that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the paying agent or applicable payor a properly completed, applicable IRS Form W-8. No additional amounts will be payable with respect to any backup withholding. Investors should consult their tax advisors regarding the tax consequences of the Redemption, taking into account the Notes’ treatment as equity for U.S. federal income tax purposes, as indicated in the section entitled “Taxation—U.S. Federal Income Tax Considerations—Taxation of Contingent Convertible Capital Securities—Characterization of the Contingent Convertible Capital Securities” in the prospectus accompanying the prospectus supplement for the original issuance of the Notes.

Date: October 14, 2026

BANCO SANTANDER, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 14, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance